15049661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASHINGTON DC

SEC FILE NUMBER
8- 48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue 54 Floor
(No. and Street)

NY NY 10174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Singer 212-482-1259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue NY NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Patricia Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6052750
Qualified in New York County
Commission Expires Aug. 20, 2017

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH., D.C. 201 SECTION

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

BLUE CAPITAL SECURITIES, INC.

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
of Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Blue Capital Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Blue Capital Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.
GRASSI & CO., CPAs, P.C.

New York, New York
March 2, 2015

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ▪ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ▪ Fax (845) 634-5409

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 1,236,816
Investments at fair value (Note 3)	267,516
Commissions receivable	27,094
Interest receivable	14,112
Security deposit	100,928
Prepaid expenses	34,557
Fixed assets, net of accumulated depreciation of $249,746	38,150
Other assets	122
TOTAL ASSETS	$ 1,719,295

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 605,708
Subordinated loan payable	300,000
TOTAL LIABILITIES	905,708
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock - $1.00 par value; Authorized - 1,000 shares Issued and outstanding - 1,000 shares	1,000
Additional paid-in capital	2,366,342
Accumulated deficit	(1,553,755)
TOTAL STOCKHOLDERS' EQUITY	813,587
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,719,295

The accompanying notes are an integral part of these financial statements.

BLUE CAPITAL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note 1 - Organization

Blue Capital Securities, Inc. (the "Company") is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. The Company operates out of its main office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by JP Morgan Chase on a fully-disclosed basis.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less as cash equivalents. Cash and cash equivalents includes cash balances held at the broker that serve as collateral, along with securities, for margin account debit balances.

Investments

Investments are carried at fair value, pursuant to the fair value measurements (see Note 3).

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Corporate Income Taxes

The Company is an S Corporation for federal and New York State tax purposes. As a result, any such income taxes are the responsibility of its shareholders. The Company is subject to New York City corporate income taxes.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2011 to 2013 remain subject to examination by taxing authorities.

Note 3 - Valuation of Investments

The Company uses the fair value measurements standard to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 and Level 2, and are summarized as follows:

Description	Level 1	Level 2	Total
Preferred Equities	$ 12,780		$ 12,780
Federal Home Loan Mortgage Corporation securities	$ -	$ 254,736	$ 254,736
Total Investments	$ 12,780	$ 254,736	$ 267,516

Note 3 - Valuation of Investments (cont'd.)

Valuation Techniques

Equities and Preferred Equities

Equity securities including common stock and preferred stock, are generally valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Investment Manager believes such prices more accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are generally valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is generally valued by the pricing service at its last bid price if held long and the last asked price if sold short. Securities traded in the NASDAQ over-the-counter market are generally valued by the pricing service at the NASDAQ official closing price. When using the market quotations or closing prices provided by the pricing service and when the market is considered active, the security will be classified as a Level 1 security. At December 31, 2014, all equities are considered Level 1.

Government

Securities issued by Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"), are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. At December 31, 2014, FHLMC securities held by the Company are considered Level 2.

Note 4 - Fixed Assets

Fixed assets, net at December 31, 2014 are summarized as follows:

Furniture and fixtures	$ 98,194
Technology equipment	189,702
	287,896
Less: Accumulated depreciation	249,746
	$ 38,150

Note 5 –Purchase Agreement

In October 2012, BSM Partners, LLC and DGM Partners, LLC ("BSM" and "DGM", respectively) each purchased 12% interest in the Company. Pursuant to the purchase agreement, and with FINRA approval, the majority owner has sold the remaining 76% of the Company to BSM and DGM in November 2014.

Note 6 - Loans Payable

In October 2012, the Company entered into unsecured loan agreements with the two new shareholders in the amount of $300,000 each for a total of $600,000. Each loan bears interest at LIBOR plus 2.75% per annum, or 2.91%. The loans were repaid in November 2014 at the finalization of the purchase agreement.

In December 2014, the Company entered into unsecured subordinated loan with BSM. The loan is due on December 23, 2017 with interest payable quarterly at prime rate plus 2.75%.

Note 7- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $908,392 which exceeded its requirement by $808,392. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was 0.6668:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 8 - Income Taxes

The Company has available a net operating loss carryforward of approximately $160,000 to offset future New York City corporate income.

At December 31, 2014, the Company has recorded a deferred tax asset of approximately $15,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $15,000 has been recorded against the deferred tax asset. The valuation allowance decreased by $3,000 during 2014. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. In addition, current market conditions could adversely affect income. The Company has not recorded a tax liability for uncertain tax positions.

Note 9 - Commitments

The Company is obligated under a lease agreement for office space expiring January 2015, and entered into a new sub-lease agreement for office space through May 2016.

Future aggregate annual minimum rental payments due under the lease are as follows:

Years Ending December 31:	Expense
2015	$ 221,857
2016	91,839
	$ 313,696

Note 10 -Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

Note 11 -Concentrations

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 12 -Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.